

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

December 23, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 23, 2019 The Nasdaq Stock Market LLC (the "Exchange") received from Oasis Midstream Partners LP (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common units representing limited partnership interests

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery